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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                            WINK COMMUNICATIONS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MARY AGNES WILDEROTTER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            WINK COMMUNICATIONS, INC.
                           1001 MARINA VILLAGE PARKWAY
                            ALAMEDA, CALIFORNIA 94501
                                 (510) 337-2950
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                         AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSON)

                                   COPIES TO:

                            HERBERT P. FOCKLER, ESQ.
                               JON C. AVINA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

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
      TRANSACTION VALUATION+                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
 $5,214,748.............................................. $1,043
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

   + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,516,971 shares of common stock of Wink Communications, Inc. having an aggregate value of $5,214,748 as of December 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                    FORM OR REGISTRATION NO.: NOT APPLICABLE.
                          FILING PARTY: NOT APPLICABLE.
                           DATE FILED: NOT APPLICABLE.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  *There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 974168106.

================================================================================

ITEM 1. SUMMARY TERM SHEET.

   The information set forth under "Offer Summary" in the Offer to Exchange Certain Outstanding Options for New Options dated December 28, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Wink Communications, Inc., a Delaware corporation ("Wink" or the "Company"). The address of its principal executive offices is 1001 Marina Village Parkway, Alameda, California, 94501. The telephone number at that address is (510) 337-2950.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Company's 1994 Stock Plan, as amended (the "1994 Stock Plan") and 1999 Stock Plan, as amended (the "1999 Stock Plan" and together with the 1994 Stock Plan, the "Plans") to purchase approximately 4,516,971 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the 1999 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of Wink who lives or works in the United States, you will not be eligible to accept the offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Exchange under "Offer Summary," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

        Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

        (b)    Not applicable.

        (d)    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)    Not applicable.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)    Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information concerning Wink"), Section 17 ("Additional information") and
Section 18 ("Financial information"), (ii) on pages 32 through 56 of Wink's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, which contains Wink's financial statements and (iii) on pages 3 through 9 of Wink's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

        (b)    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

        (b)    Not applicable.

ITEM 12. EXHIBITS.

        (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated December 28, 2001.

            (2) Election Form.

            (3) Memorandum from Chief Executive Officer to Employees dated
                December 28, 2001.

            (4) Notice to Withdraw from the Offer.

            (5) Form of Promise to Grant Stock Option(s).

            (6) Wink Communications, Inc. Annual Report on Form 10-K for its
                fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

            (7) Wink Communications, Inc. Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001, and incorporated herein by reference.

        (b) Not applicable.

        (d) (1) Wink Communications, Inc. 1999 Stock Plan, as amended, and form of agreement thereunder.

            (2) Wink Communications, Inc. 1999 Stock Plan Prospectus.

            (3) Wink Communications, Inc. 1994 Stock Plan, as amended and form of agreement thereunder (incorporated by reference to Exhibit
                10.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1999)

        (g) Not applicable.

        (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a) Not applicable.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                       WINK COMMUNICATIONS, INC.



                                       By: /s/ Jonathan W. Spatz
                                          -------------------------------
                                           Jonathan W. Spatz
                                           Executive Vice President and
                                           Chief Financial Officer

Date: December 28, 2001

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER       DESCRIPTION
  -------      -----------

 (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated December 28, 2001.

 (a)(2)        Election Form.

 (a)(3)        Memorandum from Chief Executive Officer to Employees dated
               December 28, 2001.

 (a)(4)        Notice to Withdraw from the Offer.

 (a)(5)        Form of Promise to Grant Stock Option(s).

 (a)(6) Wink Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

 (a)(7) Wink Communications, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001, and incorporated herein by reference.

 (d)(1) Wink Communications, Inc. 1999 Stock Plan, as amended, and form of agreement thereunder.

 (d)(2)        Wink Communications, Inc. 1999 Stock Plan Prospectus.

 (d)(3) Wink Communications, Inc. 1994 Stock Plan, as amended and form of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1999)
